HUME, KIERAN

Hume, Kieran Inc.
The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Investor Relations Counsel
Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

02060625

Exemption number 82-1846

Wednesday, December 11, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

SUPPL

02 DEC 18 AM 11:32

Dear Mr. Dudek:

Herewith *Nuinsco Resources Limited* press release, "NUINSCO CONFIRMS HIGH VALUES OF TANTALUM AT PRAIRIE LAKE" to be filed as required by Rule 12g3-2(b).

Sincerely,

Christina Osler

Christina Osler
Associate

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Encl.

dlw 12/20

Nuinsco
RESOURCES LIMITED

For immediate release: Wednesday December 11, 2002

NUINSCO CONFIRMS HIGH VALUES OF TANTALUM AT PRAIRIE LAKE

Toronto, December 11 - Nuinsco Resources Limited (NWI:TSX) today reported additional analyses from its recent field exploration program to identify high grade tantalum at its 100% owned Prairie Lake Property near Marathon, Ontario. The program confirms Dr. D.H. Watkinson's (Carleton University, Ottawa) observation of the existence of high tantlum values within pyrochlore mineralization.

All 212 samples were assayed using peroxide fusion methods. ALS Chemex reports that over 75% of the samples returned elemental tantalum values of greater than 10 p.p.m. and certified values up to 314 p.p.m. Check assays were performed by ACTLabs of Ancaster, Ontario as confirmation where values as high as 406 p.p.m. were reported. Significant niobium and uranium values were also confirmed.

"What we learned from this surface inspection is that the pyrochlore mineralization in the Prairie Lake Complex is anomalous and pervasive, reflecting a high tantalum content for the source magma," stated Doug Hume, Nuinsco's CEO. "We are extremely pleased with these preliminary results and can now plan the next geological program for 2003 that we expect will confirm that the mineralization continues to depth. In addition, carbonatite expert Dr. A.N. Mariano observed in his earlier studies that at Prairie Lake pyrochlore zones ranging from 10 to 20% by volume occur. These zones occur within the complex boundaries but are not yet pin-pointed," Mr. Hume added.

Nuinsco's carbonatite experts visualize an open pit mining plan that will extract and concentrate the highest grade pyrochlore zones for further tantalum processing. Using Dr. Mariano's lower end estimate of 10% pyrochlore in bedrock, and his observation of 2% to 5% tantalum would yield between 2 and 5 kilograms (4.4 pounds to 11 pounds) of tantalum per tonne for a value of US $176 to $440 per tonne of rock mined. Tantalite is quoted at US $40 per lb. Additional credits may be available for niobium and uranium by-products.

Nuinsco is an exploration company with other projects in Thompson, Manitoba, northwestern Ontario and northwestern Quebec. Shares of Nuinsco trade on The Toronto Stock Exchange under the symbol NWI. U.S. S.E.C. exemption: 12g3-2(b)#82-1846.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Nuinsco Resources - H. Douglas Hume, President (416) 626-0470 admin@nuinsco.ca

Hume, Kieran Inc., ***Investor Relations***
Olav Svela (416) 868-1079 olav@humekieran.com
Cathy Hume (403) 541-1225cathy@humekieran.com

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